UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39584

AEA-BRIDGES IMPACT CORP.

(Exact name of registrant as specified in its charter)

520 Madison Avenue, 40th Floor

New York, NY 10022

(212) 644-5900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant

Class A ordinary shares, $0.0001 par value

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*Effective September 26, 2022, upon the consummation of the transactions contemplated by that certain Business Combination Agreement by and among AEA-Bridges Impact Corp., LiveWire Group, Inc. (formerly known as LW EV Holdings, Inc.), LW EV Merger Sub, Inc., LiveWire EV, LLC and Harley-Davidson, Inc., dated as of December 12, 2021, LW EV Merger Sub, Inc. merged with and into AEA-Bridges Impact Corp., with AEA-Bridges Impact Corp. surviving such merger as a wholly-owned subsidiary of LiveWire Group, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, AEA-Bridges Impact Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AEA-Bridges Impact Corp.

By: LiveWire Group, Inc., its sole shareholder

Date: October 7, 2022	By:	/s/ Amanda Parker
	Name:	Amanda Parker
	Title:	Chief Legal Officer